                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13d-2-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                        SILICON STORAGE TECHNOLOGY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    827057100
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  MAY 21, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  827057100                  13D                                 Page 2

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Partners Master Fund, L.P.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 594,526
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               594,526
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          594,526
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .6%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

------------------------
(1) Based on 102,204,557 shares of common stock of Silicon Storage Technology, Inc. (the "Issuer") outstanding at May 2, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.  827057100                  13D                                 Page 3

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 1,354,200(2)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                4,140,550(3)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               1,354,200(2)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  4,140,550(3)
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,984,874(3)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
--------- ----------------------------------------------------------------------

------------------------
(2) Because Riley Investment Management LLC has sole investment and voting power over 594,526 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 759,674 shares held by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 4,140,550 shares of Common Stock held in accounts of its investment advisory clients, 3,630,674 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No.  827057100                  13D                                 Page 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co. Retirement Trust
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 50,000
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               50,000
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .1%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

CUSIP No.  827057100                  13D                                 Page 5

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         B. Riley & Co., LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 63,786
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                655,088(4)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               63,786
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  655,088(4)
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          718,874
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .7%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          BD
--------- ----------------------------------------------------------------------

------------------------
(4) B. Riley & Co., LLC has shared voting and dispositive power over 655,088 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

CUSIP No.  827057100                  13D                                 Page 6

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant R. Riley
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 1,475,986(5)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                4,795,638(6)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               1,475,986(5)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  4,795,638(6)
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,761,748(6)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

------------------------
(5) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 594,526 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 759,674 shares held in managed accounts by its investment advisory clients. Includes 50,000 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee. Includes 63,786 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power. Includes 8,000 shares held by Mr. Riley's children.

(6) Riley Investment Management LLC has shared voting and dispositive power over 4,140,550 shares of Common Stock held in accounts of its investment advisory clients, 3,630,674 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC Inc. has shared voting and dispositive power over 655,088 shares of Common Stock held by a managed account, with which it is indirectly affiliated. Mr. Riley is the Chairman of B. Riley & Co., LLC.

CUSIP No.  827057100                  13D                                 Page 7

ITEM 4.       PURPOSE OF THE TRANSACTION

                  Item 4 here is hereby amended to add the following:

                  On May 21, 2008, the Reporting Persons entered into a settlement agreement (the "Settlement Agreement") with the Issuer. Pursuant to the Settlement Agreement, among other things, the Issuer is obligated to include Mr. Riley in its Board of Director's slate of nominees for election as a director at the Issuer's 2008 annual meeting and to use its reasonable best efforts to cause Mr. Riley's election at the meeting. If and when elected, Mr. Riley will be appointed to the Compensation Committee and Nominating Corporate Governance Committee of the Board, assuming he satisfies applicable legal requirements and listing standards. The Nominating and Corporate Governance Committee will use its reasonable best efforts to appoint one additional member to the Board as promptly as practicable, who shall be unanimously approved by the committee. RIP agreed to withdraw its nomination letter for the 2008 annual meeting.

                  Pursuant to the Settlement Agreement, the Reporting Persons agreed to vote in favor of the Board's slate of nominees at the 2008 annual meeting and all further annual meetings so long as the slate includes Mr. Riley (or his designated replacement) and he has consented to be on such slate. The Reporting Persons also agreed to vote in favor of the proposals submitted by the Board at the 2008 annual meeting and all further annual meetings so long as the slate includes Mr. Riley (or his designated replacement) and he has consented to be on such slate and provided that Mr. Riley (or his designated replacement) has voted in favor of such proposal as a member of the Board.

                  Pursuant to the Settlement Agreement, the Reporting Persons agreed until at least June 30, 2009 and so long as Mr. Riley (or his designated replacement) serves on the Board to various standstill provisions. Under the standstill provision, subject to specified exceptions, the Reporting Persons and their affiliates cannot, without specified prior consent of the
                  Board: (i) effect, offer, participate, propose to effect, or cause any (x) tender offer or exchange offer, merger, acquisition or other business combination involving the Issuer or any of its subsidiaries; (y) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or (z) any form of restructuring, recapitalization or similar transaction with respect to the Issuer or any of its subsidiaries; (ii) acquire, offer or propose to acquire any of the Company's voting securities (or beneficial ownership thereof), or rights or options to acquire any voting securities if it would result in the Reporting Persons and its Affiliates beneficially owning more that 9.9% of the then outstanding Common Stock; (iii) engage in any solicitation of proxies or consents to vote in opposition to the recommendation of the Board; (iv) knowingly seek to influence any person with respect to the voting of any securities of the Company in opposition to the recommendation of the Board; (v) knowingly seek to control or influence the management or the policies of the Company; (vi) seek to control the Board or initiate or take any action to obtain representation on the Board, or seek the removal of any director from the Board; (vii) seek to amend any provision of the Company's Amended and Restated Articles of Incorporation or Amended and Restated Bylaws except as may be approved by the Board; (viii) grant any proxy rights with respect to the Common Stock to any person not designated by the Company; (ix) call or seek to have called any meeting of the shareholders of the Company; (x) propose any matter for submission to a vote of the shareholders of the Company; (xi) execute any written consents, waiver or demand with respect to the Common Stock;
                  (xii) unless required by law, make any public disclosure, announcement or statement in support of any non-Issuer proxy solicitation, concerning the matters described in (i) through
                  (x) above, or negatively commenting upon the Issuer; and
                  (xiii) enter into any agreements with any third party with respect to any of the foregoing. The standstill provisions terminate when Mr. Riley (or his designated replacement) first ceases to serve on the Board, but no earlier than June 30, 2009.

CUSIP No.  827057100                  13D                                 Page 8

                  The Settlement Agreement may be terminated by the non-breaching party in the event of a material breach by any party, subject to a five-business day cure period. The Settlement Agreement will also be terminated if the Company's definitive proxy statement is not filed with the SEC on or prior to June 1, 2008 with the Mr. Riley as a nominee and the 2008 Annual Meeting is not held by July 1, 2008, in which case RIP's nomination letter shall be deemed to have not been withdrawn.

                  The foregoing description of the Settlement Agreement is qualified in its entirety by reference to Exhibit A.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (c) In the ordinary course of business, BRC may effect
                  transactions in connection with its ordinary course market making activities, as well as for customer transactions. The following are transactions effected by the other Reporting Persons in Common Stock that have taken place in the past 60 days:

                               TRANS
MASTER FUND                    CODE        QUANTITY       PRICE       TRADE DATE
                                BY         13,122         3.04        5/1/2008
                                BY         60,000           3         5/5/2008
                                BY         25,616         2.96        5/6/2008

                               TRANS
INVESTMENT ADVISORY CLIENTS    CODE        QUANTITY       PRICE      TRADE DATE
                                BY         350,000         2.85      4/22/2008
                                BY          14,876         2.84      4/23/2008
                                BY          22,663        2.9953      5/2/2008
                                BY          41,721        2.9953      5/2/2008

                               TRANS
MANAGED ACCOUNT                CODE        QUANTITY      PRICE      TRADE DATE
                                SL         350,000        2.85       4/22/2008


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit A: Settlement Agreement, dated as of May 21, 2008, by and among, the Issuer and the Reporting Persons, incorporated by reference, to Exhibit 10.16 to the Issuer's Form 8-K, filed on May 23, 2008.

CUSIP No.  827057100                  13D                                 Page 9


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2008


                                     Riley Investment Partners Master Fund, L.P.
                                         By: Riley Investment Management LLC,
                                                 its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co. Retirement Trust

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                            Bryant R. Riley, Trustee


                                     B. Riley & Co., LLC

                                     By: s/ Bryant R. Riley
                                         ---------------------------------------
                                            Bryant R. Riley, Chairman


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley